UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Canadian Natural Resources Limited

 (Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

136385507
(CUSIP Number)

Royal Dutch Shell plc
Linda Szymanski
Carel van Bylandtlaan 30
The Hague 2596 HR
The Netherlands
+31 703779111

Copies to:
Andrew J. Pitts Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
+1 (212) 474-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 7, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

 CUSIP No. 136385507

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Royal Dutch Shell plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 136385507

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Shell Petroleum N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 136385507

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Shell Gas B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed by the Reporting Persons on June 8, 2017 (the “Original Schedule 13D”, and together with this Amendment, this “Schedule 13D”).  Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Original Schedule 13D.  Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D remains unchanged.

Item 2.                Identity and Background

Schedule I to Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth in Schedule I attached hereto.

Item 4.                Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended as follows:

On May 7, 2018, the Reporting Persons sold 97,560,975 CNQ Common Shares at a price of $33.90 per share in a private transaction to multiple broker-dealers.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.                Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) As of the date of this filing, the Reporting Persons are the beneficial owners of 0 CNQ Common Shares, which constitutes approximately 0% of the CNQ Common Shares of the CNQ Common Shares issued and outstanding. Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule I hereto beneficially owns any CNQ Common Shares.

(c) Except as set forth in Item 4 and this Item 5, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor any other person listed on Schedule I hereto has effected any transaction in the CNQ Common Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the CNQ Common Shares reported in this Item 5.

(e) As of May 7, 2018, the Reporting Persons ceased to be the beneficial owners of more than 5% of the CNQ Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended as follows:

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person or entity referred to on Schedule I hereto, or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                Material to Be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement, dated as of May 31, 2017, by and among the Reporting Persons.*

2.	Registration Rights Agreement, dated as of May 31, 2017, by and between Shell Canada Limited, Shell Canada Energy, Shell Canada Resources, Shell Gas B.V. and Canadian Natural Resources Limited.*

3.	Power of Attorney, dated as of November 30, 2017.**

*    Incorporated by reference to the Original Schedule 13D, filed with the Securities and Exchange Commission on June 8, 2017.

**  Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2018

ROYAL DUTCH SHELL PLC

By:	/s/ Linda Szymanski
Name: Linda Szymanski
Title: Company Secretary

SHELL PETROLEUM N.V.

By:	/s/ Linda Szymanski
Name: Linda Szymanski
Title: Director

SHELL GAS B.V.

By:	/s/ Bernard Bos
Name: Bernard Bos
Title: Attorney-in-Fact*

/s/ Bernard Bos
Name: Bernard Bos
Title: Attorney-in-Fact for Shell Gas B.V.*

*  This Amendment to the Original Schedule 13D was executed by Bernard Bos as Attorney-in-Fact for Shell Gas B.V., pursuant to the Power of Attorney attached as Exhibit 3 to this Schedule 13D.

SCHEDULE I
Royal Dutch Shell plc
 Directors and Executive Officers

The name, citizenship and current principal occupation or employment of each director and executive officer of Shell are set forth below. The business address of each director and officer is Carel van Bylandtlaan 30, The Hague 2596 HR, The Netherlands. Unless otherwise indicated, the current business telephone number for each person is +31 703779111.

Name	Principal Occupation or Employment	Citizenship
Directors
Ben van Beurden	Chief Executive Officer.	The Netherlands
Euleen Goh
Chairman, SATS Limited; Director, CapitaLand Limited, DBS Bank Limited, DBS Group Holdings Limited and Singapore Health Services Pte Limited; Trustee, Singapore Institute of International Affairs Endowment Fund and the Temasek Trust; Member, Governing Council of the Singapore Institute of Management.
Singapore
Charles O. Holliday (Chair)	Director, HCA Holdings, Inc. and Deere & Company; Member, Critical Resource’s Senior Advisory Panel and the Royal Academy of Engineering.	United States
Catherine J. Hughes	Director, Precision Drilling Corp. and SNC-Lavalin Group Inc.	Canada, France
Gerard Kleisterlee	Chairman, Vodafone Group plc and the Supervisory Board of ASML Holding N.V.	The Netherlands
Roberto Setubal
Board member, the International Monetary Conference, the Institute of International Finance, the International Advisory Committee of the Federal Reserve Bank of New York, the Economic and Social Development Council of the Presidency of Brazil and the International Business Council of the World Economic Forum; President, the Fundação Itaú Social; Member, the Executive Committee of the Instituto Itaú Cultural.
Brazil
Sir Nigel Sheinwald	Director, Invesco Limited and Raytheon UK; Senior Adviser, Universal Music Group; Visiting Professor and Council Member, King’s College, London.	England
Linda Stuntz	Partner, Stuntz, Davis & Staffier, P.C.; Director, Edison International.	United States
Jessica Uhl	Chief Financial Officer.	United States
Hans Wijers	Chairman, Supervisory Board of Heineken N.V.; Member, Supervisory Board of HAL Holding N.V. and ING Group N.V.	The Netherlands
Gerrit Zalm	Retired.	The Netherlands

Executive Officers [1]
John Abbott	Downstream Director	England
Harry Brekelmans	Projects & Technology Director	The Netherlands
Andrew Brown	Upstream Director	England

Ronan Cassidy	Chief Human Resources & Corporate Officer	England
Donny Ching	Legal Director	Malaysia
Maarten Wetselaar	Integrated Gas and New Energies Director	The Netherlands

1 Includes Executive Directors Ben van Beurden and Jessica Uhl.

Shell Petroleum N.V.
 Directors and Executive Officers

The name, citizenship and current principal occupation or employment of each director and executive officer of Shell Petroleum are set forth below. The business address of each director and executive officer is Carel van Bylandtlaan 30, The Hague 2596 HR, The Netherlands. Unless otherwise indicated, the current business telephone number for each person is +31 703779111.

Name	Principal Occupation or Employment	Citizenship
Ben van Beurden	Chief Executive Officer	The Netherlands
Harry Brekelmans	Projects & Technology Director	England
Martin ten Brink	EVP Controller	The Netherlands
Andrew Brown	Upstream Director	England
Ronan Cassidy	Chief Human Resources & Corporate Officer	England
Donny Ching	Legal Director	Malaysia
Peter van Driel	VP Accounting & Reporting	The Netherlands
Alan McLean	EVP Taxation	England
Linda Szymanski	Company Secretary and General Counsel Corporate	United States
Jessica Uhl	Chief Financial Officer	United States

Shell Gas B.V.
 Directors and Executive Officers

The name, citizenship and current principal occupation or employment of each director and executive officer of Shell Gas are set forth below. The business address of each director and executive officer is Carel van Bylandtlaan 30, The Hague 2596 HR, The Netherlands. Unless otherwise indicated, the current business telephone number for each person is +31 703779111.

Name	Principal Occupation or Employment	Citizenship
H.W. Baron van Tuyll van Serooskerken	Finance Manager IT Upstream IG & UR	The Netherlands
Marit Eshuis	Chief Financial Officer New Motion	The Netherlands
Fiona Mulock	Managing Counsel Corporate Finance	The Netherlands
Stephen Rees	General Counsel Integrated Gas	England
Irene A. Ros	Global Transfer Pricing Manager	The Netherlands